Mail Stop 6010

Via Facsimile and U.S. Mail

December 14, 2007

Mr. David J. Barrett
Chief Financial Officer
Neuro-Hitech, Inc.
One Penn Plaza, Suite 1503
New York, NY 10019

Re: **Neuro-Hitech, Inc.**
            Form 10-KSB for fiscal year ended December 31, 2006
            Filed April 13, 2007 and amended on April 30, 2007
            File No. 001-33426

Dear Mr. Barrett:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant